June 17, 2015

VIA E-MAIL AND EDGAR

Ms. Melissa Raminpour, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549

Re:    Gentex Corporation
Form 10-K for the year ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the quarter ended September 30, 2014
Filed November 10, 2014
File No. 000-10235

Dear Ms. Raminpour:

This letter is being submitted on behalf of Gentex Corporation, a Michigan corporation (the "Company") in response to the comment letter from the staff of the Securities and Exchange Commission dated May 18, 2015 (the "Comment Letter"). In accordance with the instructions contained in the Comment Letter, this response letter provides the requested information.

The following response is provided in italics under the comment contained in the comment letter.

Form 10-K for the year ended December 31, 2013

Notes to the Financial Statements

Note 7. Segment Reporting, page 58

Ms. Melissa Raminpour
June 17, 2015

1.
Based upon the information you have provided in response to our comments, it appears that you track certain information by product. Please tell us your consideration of the requirements to disclose entity-wide information in ASC 280-10-50-38 through 40.

Response:

As disclosed in the Company’s previous responses and in the Company’s Form 10-K for the year ended December 31, 2013, the Company’s operations are currently comprised of three operating segments: Automotive Products, Fire Protection Products and Dimmable Aircraft Windows. Because of the quantitative thresholds defined in ASC 280-10-50-12 and ASC 280-10-50-13, the Fire Protection Products and Dimmable Aircraft Windows operating segments are combined into the Company’s “Other” reportable segment. The Company’s basis for reporting segments under the entity-wide disclosure requirements are organized based on grouping of similar products that the Company sells as described in ASC 280-10-50-38 and in ASC 280-10-50-40 which provides that a public entity shall report revenues from external customers for "each product and service or each group of similar products and services . . .".

As set forth in the Company’s February 12, 2015 response, as well as in discussions with the Staff, the vast majority of the Company’s products are mirrors (with and without advanced features) and electronic modules for automobiles. The other automotive products that the Company offers are sold as value added features to the products in these locations, which increase the selling price of our mirrors or modules, but does not displace them. In fact, these value added features do not function independently from the mirror or module. The value added features referred to above are not reported separately when compiling the Company’s general purpose financial statements and reporting such revenue separately would be impracticable, as the Company does not track value added feature level revenues when compiling its general purpose financial statements.

The Company has assessed whether or not, pursuant to ASC 280-10-50-40, disclosure of revenues for each product line or group of similar products is required, and has concluded that disclosure of each product is not required because the products within the Automotive Segment exhibit the same or very similar characteristics (i.e., the nature of the products, the nature of the production processes, the type or class of customer, the distribution methods for the products, and the nature of the regulatory environment) and are grouped into the Automotive Products segment and disclosed appropriately. As set forth in the Company's February 12, 2015 response, as well as in discussions with the Staff, the Company does not track and present individual product line information since resources are not allocated based on product lines and each of the product lines in the Automotive Products Segments are similar in that they: are included in mirror or module products; are produced from shared resources (including engineering, production, sales, and administration); and do not have product line managers (as the Chief Operating Decision Maker is the Automotive Segment manager). Given the foregoing, and the fact that virtually all customers of this group of similar products in the Automotive Segment are automotive OEMs or Tier 1 suppliers, the Company believes its Automotive Products Segment rather obviously involves a "group of similar products," as contemplated by ASC 280-10-50-40. In fact, the Company's customers commonly dictate changes among the Company's product lines with minimal notice to the Company.

Given the foregoing, the Company respectfully suggests its existing disclosures to be adequate, in accordance with applicable guidance, and in no need of revision. The Company will, of course, continue to consider applicable guidance with respect to reporting revenues of each product or group of similar products and whether additional disclosures may be appropriate or necessary in the future.

However, on a prospective basis in the Company’s 2015 Form 10-K and annually thereafter, the Company willing to dicslose in tabular format, additional revenue information within the Automotive Products Segment as shown below, which would be available based on the Company’s general purpose financial statements.

Ms. Melissa Raminpour
June 17, 2015

Disclosure Example
Revenue	2015	2014	2013
Automotive Products
Automotive Mirrors	$ XX	$ XX	$ XX
HomeLink Modules*	XX	XX	XX
Total Automotive Products	XX	XX	XX

Other	XX	XX	XX

Total Revenue	$ XX	$ XX	$ XX
*Excludes HomeLink revenue integrated into automotive mirrors

This letter has been submitted in electronic form under the label "corresp" with a copy to the staff, as set forth in the Company's June 1, 2015 correspondence to the Staff (also submitted in electronic form under the label "corresp") and in discussions with the Staff.
We hope the foregoing is sufficiently responsive to your comments and demonstrates that there is no other need to revise any existing disclosure. Please contact me by telephone at 616-772-1590 x 4341 or by e-mail at steve.downing@gentex.com with any questions or comments you may have. Thank you.

Sincerely,

/s/ Steven R. Downing

Steven R. Downing
Chief Financial Officer and Vice President – Finance
and Commercial Management and Treasurer

c:    Mr. Fred Bauer
Chairman and Chief Executive Officer
Mr. Kevin Nash
Chief Accounting Officer and Vice President Accounting